

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2014

Via E-mail
Jayshree Ullal
Chief Executive Officer
Arista Networks, Inc.
5453 Great America Parkway
Santa Clara, CA 95054

> **Re:** **Arista Networks, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2014**
> **File No. 333-194899**

Dear Ms. Ullal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter dated April 16, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment one regarding the Bechtolsheim Family Trust and David R. Cheriton Irrevocable Trust agreeing to convert their convertible notes to common stock upon the close of your initial public offering. We presume that these agreements are in writing. If so, please file these agreements as exhibits under Item 601(b)(10) of Regulation S-K, or explain to us why they are not material.

2.   We note your response to prior comment 3 regarding Mr. Cheriton's role with Arista Networks, Inc. Please revise to clarify he has no continuing role other than his ownership of your securities in your prospectus, and clarify, his control or influence over the shares held by the David R. Cheriton Irrevocable Trust. While you do not list Mr. Cheriton as a beneficial owner of the securities held by the David R. Cheriton Irrevocable Trust on

page 127, your response to prior comment 3 refers to "his ownership of the Company's securities." Please reconcile.

Management's Discussion and Analysis, page 57

3.   We note on pages 63, 64 and 65 that you discuss changes in switch ports shipped and average percentage decreases in unit prices. Please expand the discussion to provide sufficient information for the reader to be able to understand how much of the change in revenues relates to each. For example, we note on page 65 that you state that revenues increased by 38% due to volume increases of 78% and unit price decreases of 22%. Please expand the disclosure to fully explain the $53.6 million or 38% increase in revenues in terms of price and volume. Please also expand the discussion of quarterly results on page 69 accordingly.

Business, page 90

4.   Your response to prior comment 8 indicates that you believe that your backlog is not firm due to your customers' ability to cancel, change or reschedule orders. Please clarify whether management has a reasonable basis to conclude that unfilled orders will be cancelled, changed, or rescheduled in the next 12 months in material amounts. For example, it is unclear whether you have a history of such cancellations or modifications to warrant such concern that these orders are not firm. Otherwise, please provide the backlog disclosure required under Item 101(c)(1)(viii) of Regulation S-K. To the extent you believe that your backlog is not a meaningful indicator of future revenue or financial performance, you may provide this explanation in your prospectus.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.